Exhibit 99.1

BioNTech and Crescendo Biologics announce global collaboration to develop multi-specific precision immunotherapies

•Collaboration leverages BioNTech’s proprietary multimodal immunotherapy expertise with Crescendo’s proprietary Humabody® VH platform to develop precision immunotherapies, including mRNA-based antibodies and engineered cell therapies against targets selected by BioNTech
•BioNTech will hold exclusive worldwide development and commercialization rights to all immunotherapies arising from the collaboration
•Crescendo will receive $40 million upfront, including a cash payment and an equity investment from BioNTech, as well as research funding, and will be eligible to receive development, regulatory and commercial milestone payments up to a total of more than $750 million, plus tiered royalties on global net sales

NEW YORK, USA and CAMBRIDGE, UK, January 10, 2022 — BioNTech SE (Nasdaq: BNTX) and Crescendo Biologics Ltd (“Crescendo”), a clinical stage immuno-oncology company developing novel, targeted T cell enhancing therapeutics, today announced that they have entered a multi-target discovery collaboration to develop novel immunotherapies for the treatment of patients with cancer and other diseases. The initial term of the discovery collaboration is three years.

Crescendo will contribute its unique, proprietary, transgenic platform to deliver fully human heavy-chain antibody domains (Humabody® VH) against targets nominated by BioNTech. Humabodies represent a novel class of therapeutics that retain the high-affinity binding and specificity of conventional therapeutic antibodies while providing additional advantages such as small size, enhanced tissue and tumor penetration, stability, and molecular simplicity due to the lack of a light chain. In particular, the modular nature of Humabodies make them ideally suited for the development of multi-target immunotherapies.

“Crescendo’s platform provides excellent properties for exploiting novel targets and target combinations which we believe has great potential for the development of multi-specific mRNA and engineered cell-based therapies in a variety of disease areas,” said Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “We are excited to begin working with Crescendo to further strengthen and expand our multimodal immunotherapy portfolio and deliver breakthrough precision medicines for patients.”

“To collaborate with BioNTech and their world-class team is a transformational opportunity for Crescendo. We are looking forward to further leveraging our clinically validated Humabody VH platform within mRNA therapeutics to develop better treatment options for patients,” said Theodora Harold, Chief Executive Officer at Crescendo Biologics.

Under the terms of the agreement, Crescendo will receive $40 million upfront, including a cash payment and an equity investment from BioNTech, as well as research funding for the period of the collaboration. BioNTech will be responsible for global development and hold exclusive worldwide commercialization rights on any products arising from the collaboration. Crescendo will be eligible to receive development, regulatory and commercial milestones up to a total of more than $750 million, in addition to tiered royalties on global net sales.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

About Crescendo Biologics
Crescendo Biologics is a private, clinical stage immuno-oncology company developing novel, targeted T cell enhancing Humabody® therapeutics.

Leading its proprietary pipeline, Crescendo Biologics has developed CB307, a novel half-life extended CD137 x PSMA Humabody® for the selective activation of tumour-specific T cells exclusively within the tumour microenvironment. CB307 is designed to achieve a longer lasting anti-cancer effect whilst avoiding systemic toxicity, and the clinical programme for CB307 is underway in patients with PSMA positive solid tumours.

The Company’s ability to develop multi-functional Humabody® therapeutics is based on its unique, patent protected, transgenic mouse platform generating fully human VH domain building blocks (Humabody® VH). These robust molecules can be configured to engage therapeutic targets in such a way that they deliver novel pharmacology and superior bio-distribution. This can lead to larger therapeutic windows compared to conventional IgG approaches. Humabody®-based formats can also be applied across a range of non-cancer indications.

Beyond Crescendo’s proprietary pipeline, the Company has a global, multi-target discovery and development collaboration with Takeda; a clinical development partnership for CB213 (a PD-1xLAG-3 multi-specific Humabody®) with Cancer Research UK; and an exclusive, worldwide licensing agreement with Zai Lab for ZL-1102 (formerly CB001, an anti-IL-17A targeting Humabody®), which has recently successfully completed a Phase 1 clinical trial.

Crescendo Biologics is located in Cambridge, UK, and is backed by blue-chip investors including Sofinnova Partners, Andera Partners, IP Group, Takeda Ventures, Quan Capital and Astellas.
For more information, please visit www.crescendobiologics.com and follow @HUMABODY.

BioNTech Forward-Looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s collaboration with Crescendo Biologics; the ability of Crescendo’s Humabody® VH discovery platform to develop multi-specific immunotherapies, including cell therapies; and the ability of BioNTech to commercialize these immunotherapies, if successfully developed.

Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

For a discussion of these and other risks and uncertainties, see the section entitled “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

BioNTech:

Media Relations

Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de

Crescendo Biologics
Michael Booth, CFO + 44 (0)1223 497140 investors@crescendobiologics.com media@crescendobiologics.com

Instinctif Partners
Melanie Toyne-Sewell, Katie Duffell, Nathan Billis + 44 (0)20 7457 2020 crescendo@instinctif.com
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